                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                (Amendment No. 1)



                            Chicago Title Corporation
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                                (Name of Issuer)



                     Common Stock, Par Value $1.00 Per Share
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                         (Title of Class of Securities)



                                   168228 10 4
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                                 (CUSIP Number)



                               Allan P. Kirby, Jr.
                               14 East Main Street
                                   P.O. Box 90
                         Mendham, New Jersey 07945-0090
                                 (973) 543-2200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                September 1, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.
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                                  SCHEDULE 13D

CUSIP NO.     168228 10 4

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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Allan P. Kirby, Jr.
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                         (b) / /

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     3       SEC USE ONLY


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     4       SOURCE OF FUNDS*

                  Not applicable
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                  / /

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     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.
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       NUMBER OF              7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY                        1,558,870
        OWNED BY          ------------------------------------------------------
          EACH                8      SHARED VOTING POWER
       REPORTING
         PERSON                           0
          WITH            ------------------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                          1,558,870
                          ------------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                          0
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,558,870
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         / /

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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  7.1%
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    14       TYPE OF REPORTING PERSON*

                  IN
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*      See instructions before filling out!




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              This statement relates to the common stock, par value of $1.00 per share (the "Common Stock"), of Chicago Title Corporation, a Delaware corporation ("Chicago Title"). This statement amends the Schedule 13D Statement of Mr. Allan
P. Kirby, Jr. ("Mr. Kirby") dated June 22, 1998 by supplementing Items 4 and 6 and amending and restating in their entirety Items 5(a), 5(c) and 7 as follows:

Item 4.       Purpose of Transaction.

              On August 1, 1999, Mr. Kirby executed a letter agreement regarding the voting of certain shares of Common Stock of Chicago Title, as described in
Item 6 below.

Item 5.       Interest in Securities of the Issuer.

              (a) As of September 1, 1999, Mr. Kirby beneficially owned 1,558,870 shares, or approximately 7.1 percent of the outstanding shares, of the Common Stock of Chicago Title. Such amount consists of 639,905 shares held directly by Mr. Kirby (which includes 1,000 shares granted to him as a restricted stock award under the Chicago Title Corporation 1998 Long-Term Incentive Plan, which shares of restricted stock will vest on June 18, 2001; provided that all restrictions applicable to such shares will lapse immediately prior to the merger (the "Merger") contemplated by the Merger Agreement described in Item 6 below); 916,965 shares held by a trust of which Mr. Kirby is co-trustee and beneficiary; and 2,000 shares which may be acquired by Mr. Kirby upon exercise of options granted to him under the Chicago Title Corporation Directors' Stock Option Plan, of which Mr. Kirby is entitled to acquire 333.33 shares under the currently exercisable portions of such stock options (but upon the Merger all such options will be converted into options to acquire shares of Fidelity National Financial, Inc., a Delaware corporation ("Fidelity"), and such Fidelity options shall be vested and exercisable immediately). The percentage amount set forth above is based upon the number of shares of Chicago Title Common Stock issued and outstanding as of July 31, 1999, as described in Chicago Title's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999.

              (c) On August 1, 1999, Mr. Kirby executed a letter agreement regarding the voting of certain shares of Common Stock of Chicago Title, as described in Item 6 below. On September 1, 1999, Mr. Kirby relinquished an irrevocable power of attorney that he held with respect to 104,919 shares of Common Stock of Chicago Title owned by one of his children.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

              As a non-employee director of Chicago Title, Mr. Kirby participates in the Chicago Title Corporation Directors' Stock Option Plan and is entitled to receive on the day following each annual meeting of stockholders of Chicago Title an option to purchase 1,000 shares of Chicago Title (subject to antidilution adjustments), with respect to which he enters into a stock option agreement with Chicago Title.



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              On August 1, 1999, Mr. Kirby executed a letter agreement (the
"Letter Agreement") pursuant to which he agreed, for a period ending upon the earlier of the consummation of the transactions contemplated by the Agreement and Plan of Merger (the "Merger Agreement") dated as of August 1, 1999 by and between Fidelity and Chicago Title or the termination of the Merger Agreement, to vote all shares of Common Stock of Chicago Title over which he exercises voting power in a non-fiduciary capacity at the meeting of the stockholders of Chicago Title called by Chicago Title for the purpose of seeking approval and adoption of the Merger Agreement and the transactions contemplated thereby, in favor of such approval and adoption, with the exception of those shares for which he held a power of attorney which by mutual agreement are voted by the beneficial owner. The Letter Agreement provides that it shall terminate, and be of no further force and effect, in the event that the Merger Agreement is amended so that the terms thereof, in Mr. Kirby's reasonable judgment, are less favorable to the stockholders of Chicago Title. The foregoing description of the Letter Agreement is qualified in its entirety by reference to the full text of such document, which is filed as an exhibit hereto and incorporated herein by reference. The Merger Agreement was filed as an exhibit to Chicago Title's Current Report on Form 8-K dated August 4, 1999.

Item 7.       Materials to be Filed as Exhibits.

              The document listed hereunder is filed as an exhibit hereto.

Exhibit Number                Description of Exhibit
--------------                ----------------------

      1             Letter Agreement dated August 1, 1999 between Allan P.
                    Kirby, Jr. and Fidelity National Financial, Inc.




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                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     September 14, 1999

                                        /s/ Allan P. Kirby, Jr.
                                        -----------------------
                                        Allan P. Kirby, Jr.




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                               Index to Exhibits




Exhibit Number                     Description of Exhibit
1                   Letter Agreement dated August 1, 1999 between
                    Allan P. Kirby, Jr. and Fidelity National Financial, Inc.